Boston Brussels Chicago Düsseldorf London Los Angeles Miami Milan	Thomas P. Conaghan
Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Attorney at Law
tconaghan@mwe.com
202.756.8161
September 16, 2005
VIA EDGAR AND HAND DELIVERY
Pamela A. Long, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Form S-4 Registration Statement of American Standard Inc., American Standard Companies Inc. and American Standard International Inc.
Dear Ms. Long:
On behalf of American Standard Companies Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in the letter (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 18, 2005, with respect to the Registration Statement on Form S-4 (File No. 333-124857) filed by the Company, American Standard Inc. and American Standard International Inc. (the “Form S-4”), the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended June 30, 2005 (the “Form 10-Q”).
In response to the Staff’s comments, the Company has amended and filed concurrently herewith the Form S-4. Enclosed herewith are courtesy copies of the amended filing as well as courtesy copies of the amended filings marked to show changes from the versions originally filed. For your convenience, we have reprinted the Staff’s comments below prior to the Company’s responses.
Form S-4/A filed August 2, 2005
Forward-Looking Statements, page iii
1.	We note your response to comment eight in our letter dated June 10, 2005. We continue to believe that your Exxon Capital transaction is an issuer tender offer. You may wish to review the text at roman numeral I. Tender Offer Scheme and the notes thereto (which contain the eight-part test generally employed by courts to analyze whether a transaction is a tender offer) found in Commission Guidance
U.S. practice conducted through McDermott Will & Emery LLP.
600 Thirteenth Street, N.W. Washington D.C. 20005-3096 Telephone: 202.756.8000 Facsimile: 202.756.8087 www.mwe.com

September 16, 2005

on Mini-Tender Offers and Limited Partnership Tender Offers, Release No. 34-43069. In that regard, we reissue comment eight and request that you please delete the reference to the Private Securities Litigation Reform Act safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer. See Section 27A(b)(2)(c) of the Securities Act and Section 21E(b)(2)(c) of the Exchange Act.

In accordance with the Staff’s comment, the Company has deleted the references to the PSLRA on page iii in the Registration Statement.
Expiration Date; Extensions; Amendment; Termination, page 14
2.	We note your response to comment 17 in our letter dated June 10, 2005. As previously requested, please revise to indicate that in the event of a material change, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The Company has revised the Registration Statement on page 14 in accordance with the Staff’s comment.

3.	We note your response to prior comment 18. Please revise your disclosures in this section to clarify the circumstances in which you will delay acceptance of the notes. In this regard, we note the statements made in your response supplementally.

The Company has revised the Registration Statement on page 14 in accordance with the Staff’s comment.
Exhibit 5.1 – Legal Opinion
4.	Please include the file number of the registration statement.

The Company has revised and refiled Exhibit 5.1 in accordance with the Staff’s comment.
Exhibit 99.1 – Letter of Transmittal
5.	We note your responses to prior comments 30 and 31. It does not appear that a revised letter of transmittal was filed as an exhibit to the amended S-4. Please file a revised letter of transmittal that addresses our comments with your next amendment.

The Company has refiled all transmittal materials (Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5) in accordance with the Staff’s comment.

September 16, 2005

Form 10-K for fiscal year ended December 31, 2004
Comment applicable to your overall filing
6.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

To the extent a comment below requests additions or revisions to the disclosure in the Company’s periodic reports, the Company has included such information in its response and will include such information in future filings, unless otherwise noted. The Company supplementally provides below in response to each comment (and, due to its length, in Appendix A for the response to Comment 8), the substantial form of the language that the Company proposes to use in such future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Results of Operations for 2004 Compared with 2003 and 2003 Compared with 2002, page 22
7.	Our comment 35 erroneously referred to each individual segment income as a non-GAAP financial measure. Question 21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 states only the total segment income would represent a non-GAAP financial measure. Please remove any reference made regarding individual segment income as non-GAAP financial measures in your proposed revised disclosure and in future filings. Refer to SEC Release No. 33-8176, Item 303 of Regulation S-K, and Questions 19-21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The Company will revise paragraph 2 of the Overview section of ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings substantially in the form provided in the following paragraph and insert this discussion as the first paragraph of the Overview section of ITEM 7.
     “Total segment income as referred to in the Overview paragraph below and the first four paragraphs of Results of Operations for 2004 Compared with 2003 and 2003 Compared with 2002 represents the summation of segment income of the Company’s three business segments: Air Conditioning Systems and Services, Bath and Kitchen and Vehicle Control Systems (see Note 15 of Notes to Financial Statements). The presentation of total segment income is not in conformity with generally accepted accounting principles (GAAP). Management

September 16, 2005

believes that presenting total segment income as defined above is useful to shareholders because it enhances their understanding of how management assesses the performance of the Company’s businesses. The following table reconciles total segment income to net income applicable to common shares for the years ended 2004 and 2003.

	Year Ended December 31,
	2004	2003	2002
Segment Income:
Air Conditioning Systems and Services	$556.1	$521.6	$537.4
Bath and Kitchen	196.9	139.5	154.7
Vehicle Controls Systems	231.3	176.6	138.7

Total segment income	984.3	837.7	830.8
Equity in net income of unconsolidated joint ventures	28.2	25.9	26.6
Interest expense	(114.9)	(117.0)	(129.0)
Asbestos indemnity charge, net of recoveries	(320.2)	(10.0)
Corporate and other expenses	(214.5)	(187.4)	(172.2)
Income taxes	(49.5)	(144.0)	(185.2)

Net income applicable to common shares	$313.4	$405.2	$371.0

     The presentation of total segment income as defined above is not meant to be a substitute for measurements prepared in conformity with GAAP, nor to be considered in isolation.
     See Note 15 of Notes to Financial Statements for a discussion of the amounts included in corporate and other expenses. Total segment income may not be comparable to similar measures of other companies as not all companies calculate this measure in the same manner.”
The last sentence of paragraph 2 as presented in the Company’s response to Comment 35 in the Company’s initial response letter to the Staff dated August 2, 2005 (hereafter, the “First Response Letter”) will be revised as follows:
     “These additional measurements are not meant to be a substitute for measurements prepared in conformity with GAAP, nor to be considered in isolation.”
8.	Your disclosure includes a discussion regarding the results of operations relating to your total segment income. Please expand your disclosure to include a discussion regarding your net income applicable to common shares, as this is the most directly comparable GAAP financial measure to total segment income. Refer to SEC Release No. 33-8176 and Question 19 of our Frequently Asked

September 16, 2005

Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

In future filings, the first paragraph of ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and the first four paragraphs of the Company’s discussion of Results of Operations for 2004 Compared with 2003 will be presented substantially in the form presented in Appendix A, where the text highlighted in yellow indicates additions to the disclosure provided in Appendix B of the First Response Letter.
Notes to Financial Statements, Note 2. Accounting Policies, page 47
9.	We read your response to our comment 43. Please tell us how you determined reissued shares should be recorded at the average price paid for treasury shares acquired since the inception of the share buy back program, rather than the actual amount paid for the reissued shares. In addition, please expand your disclosure to disclose how you record the difference between the cost paid to repurchase the shares and the amount received for the reissued shares.

The Company supplementally advises the Staff that the Company accounts for treasury stock transactions under the cost method. The Company recognizes that when treasury shares are reissued, the treasury stock account must be reduced by an amount equal to the amount recorded when the shares were originally acquired. The Company believes there are several acceptable methods to apply this requirement such as the specific identification method or inventory costing methods such as average costing or FIFO. The Company believes all of these methods are acceptable and the average cost method is frequently used in situations where numerous blocks of shares are acquired at varying prices and times. Since the Company does acquire numerous blocks of shares at varying prices and times, the Company has elected to apply the average cost method when recording the cost of reissued treasury shares.

The Company provides the following information to the Staff to provide more clarity around the manner in which the Company tracks treasury shares. This data has been consistently tracked by the Company since the inception of its share buyback programs. The Company maintains a database which includes the date, quantity of shares and the cost of shares repurchased. The database also includes the dates, number of shares and cost of each share reissued, with the cost of each share reissued calculated in accordance with the disclosure below.

In future filings, the Company will revise the disclosure provided in the response to Comment 43 of the First Response Letter as follows.

September 16, 2005

     “The Company accounts for purchases of treasury stock under the cost method as defined in Accounting Principles Board Opinion Number 6, Status of Accounting Research Bulletins with the costs of such share purchases reflected in treasury stock in the accompanying consolidated balance sheets. When treasury shares are reissued they are recorded at the average cost of treasury shares acquired since the inception of the share buy back programs, net of shares previously reissued and the Company reflects the difference between the average cost paid and the amount received for the reissued shares in capital surplus.”
Revenue Recognition, page 47
10.	We read your response to our comment 44. Your response states that you recognize revenue and profits for change orders in which it is probable that the change order will result in additional contract revenue, such revenue can be reliably estimated and there is a legal factual basis for enforcing the change. Please clarify for us how this meets the criteria outlined in paragraphs 62(a) to (c) of SOP 81-1 or tell us the accounting guidance you used to conclude that revenue and profits should be recognized for these unapproved change orders. Please tell us what the effect would have been on your income before income taxes and net income applicable to common shares had you not assumed a profit component relating to these unapproved change orders for each of the last three years and each interim period.

The Company supplementally advises the Staff of the following additional information to more clearly articulate the Company’s accounting policy for change orders.

The Company accounts for all unapproved change orders in accordance with paragraph 62 of SOP 81-1.

For substantially all unapproved change orders, the Company follows the accounting guidance per paragraph 62 (a) of SOP 81-1. Accordingly, the costs of a change order are expensed as incurred and included in the cost of contract performance. The estimated costs to complete the contract are adjusted to reflect the expected costs of the change order. The contract price is adjusted when the terms of the change order are approved. Applying this accounting treatment appropriately treats the costs as a change to the cost estimate for the overall project and properly states the balance sheet at the end of the period as if the change in estimate had been in place since the inception of the project.

Specific to the Staff’s question regarding the recognition of revenue and profits on unapproved change orders, the Company advises the Staff that this occurs for a small number of unapproved change orders and only when the Company has

September 16, 2005

determined, prior to approval, that it is probable that the contract price will be adjusted by an amount that exceeds the costs attributable to the unpriced change order and the amount of the excess can be reliably estimated. In accordance with paragraph 62 (c) of SOP 81-1, the contract price is adjusted when the costs are recognized as costs of contract performance, since the realization of the excess of revenue over the estimated costs of the unpriced change order is probable. For these unapproved change orders, our historical experience with certain customers allows us to conclude that realization of revenue in excess of the costs attributable to unpriced change orders is assured beyond a reasonable doubt.

The practice identified above is followed consistently by the Company for all periods covered in our Form 10K. In addition, the Company informs the Staff that for 2004, revenue associated with all change orders was approximately $30 million and profits associated with all change orders were approximately $7 million (assuming a 23% profit margin, which is consistent with the profit margin realized on average for all percentage-of-completion projects). Data associated with change orders is tracked in a decentralized manner at numerous locations and is not aggregated for management purposes. Therefore, the amounts of revenue and profits associated with change orders as provided above, are estimates. The Company has not provided the Staff with all of the data requested because of the reasons cited above.

The Company believes further expanded disclosure is not currently meaningful because of the reasons cited above, including the fact that revenue and profits on all change orders are not material. The Company will continue to monitor revenues and profits attributable to unapproved change orders and add appropriate disclosures should it become material in the future.
Note 14. Warranties, Guarantees, Commitments and Contingencies. Page 66
11.	We read your response to our comment 50. You disclosed on page 14 that during the period January 2002 through April 2003 the number of cases filed against you increased dramatically. Your disclosure further states approximately 40% of all claims filed against you were filed in a 20-plus year period prior to 2002, 40% were filed in the 16-month period from January 2002 through April 2003, and the remaining 20% were spread relatively evenly over the next 20 months through December 2004. Based on your response and your disclosure, it is still unclear to us how you determined it was appropriate to record this accrual in the fourth quarter of 2004, rather than in an earlier period and recording adjustment to your estimate as necessary.

The Company has provided supplemental information on Confidential Supplement A under separate cover in paper form relating to the timing of the Company's decision to record an accrual for the Company's total liability for pending and unasserted potential future asbestos-related claims. The information included in Confidential Supplement A is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company

September 16, 2005

when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement A, the Company has requested confidential treatment for Confidential Supplement A pursuant to 17 C.F.R. § 200.83.

12.	We read your response to our comment 52. You stated that the total amount recorded is probable of recovery based on your review and analysis of your insurance policies, the coverage provided by the insurance policies, and the applicable laws. You also stated that approximately $292.0 million of your recorded asbestos receivable is in litigation in New Jersey. Based on this, please tell us how you determined that these receivable amounts met the criteria as probable based on the guidance in paragraph 140 of SOP 96-1 and paragraph 3 of SFAS 5.

The Company has provided supplemental information on Confidential Supplement B under separate cover in paper form in order for you to consider the Company’s rationale behind its determination that the asbestos insurance amounts subject to the New Jersey litigation are probable of recovery based upon the criteria included in the accounting guidance provided under paragraph 140 of SOP 96-1 and paragraph 3 of SFAS 5. The information included in Confidential Supplement B is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement B, the Company has requested confidential treatment for Confidential Supplement B pursuant to 17 C.F.R. § 200.83.

13.	We read your response to our comment 53. Your response requests confidential treatment regarding the information provided to us in your response. As previously requested, please include this information in your future filings. Refer to Question 3 of SAB Topic 5:Y.

The Company supplementally advises the Staff that it will include, in future filings, substantially the following disclosure in Note 14. Warranties, Guarantees, Commitments and Contingencies:
     “From receipt of its first asbestos claim more than twenty years ago to December 31, 2004, the Company has resolved 25,389 claims, and settlements of approximately $51 million, excluding insurance recoveries, have been made, for an average payment per claim resolved of $2,003. The average payment per claim resolved in each of the years ended December 31, 2004, 2003 and 2002 was $4,640, $2,036 and $8,764, respectively.”

September 16, 2005

Form 10-Q for the period ended June 30, 2005
Comment applicable to your overall filing
14.	Please address the comments above in your interim Forms 10-Q as well.

To the extent a comment above requests additions or revisions to the disclosure in the Company’s periodic reports, the Company has included such information in its response and will include such information in future filings, unless otherwise noted.
Notes to Financial Statements
Note 12. Goodwill and Intangible Assets, page 24
15.	We read your response to our comment 41. Please expand your disclosure to include the weighted-average amortization period, in total and by major intangible asset class. In addition, please include the aggregate amortization expense for each period presented. Refer to paragraphs 44(a)(3) and 45(a)(2) of SFAS 142.

In future filings the Company will revise the disclosure presented in the response to Comment 41 of the Company’s First Response Letter as follows, where the text highlighted in yellow indicates additions to the disclosure.
     “The following table summarizes the Company’s intangible assets by asset classification for the years ended December 31, 200x and December 31, 200x, respectively.

				Expected	Weighted Average
	December 31, 200x	December 31, 200x	December 31, 200x	Amortization for	Amortization
Description	Gross Amount	Accumulated Amortization	Net	the Next 5 Years	Period
Patents
Customer Lists
Other
Total

	December 31, 200x	December 31, 200x	December 31, 200x
Description	Gross Amount	Accumulated Amortization	Net
Patents
Customer Lists
Other
Total

September 16, 2005

     The Company recognized $xxx, $xxx and $xxx of amortization expense related to intangible assets in 200x, 200x and 200x, respectively.”
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Financial Results Overview, page 24,
16.	Your disclosure on page 27 presents operating margin, which appears to represent your total segment operating margin. As presented, the use of the title operating margin is confusingly similar to the calculation of the GAAP financial measure for operating margins. Please revise the title of this non-GAAP financial measure accordingly. In addition, please expand your disclosure to present net income applicable to common shares and net income applicable to common shares as a percentage of sales or the calculation for operating margins in accordance with GAAP, as these appear to be the most direct comparable GAAP financial measures to total segment income and the operating margins you have presented. Refer to Item 10(e) of Regulation S-K.

In future filings the Company will utilize the title “segment income as a percentage of sales” in place of the title “operating margin”. In addition, the Company will add the following disclosure to page 23 before the section entitled Results of Operations by Business Segment.
     “The following table presents segment income as a percentage of sales and net income applicable to common shares as a percentage of sales of the Company for 2004 and 2003.

	December 31, 2004	December 31, 2003	December 31, 2002
Sales	$9,508.8	$8,567.6	$7,795.4
Segment income	984.3	837.7	830.8
Segment income as a percentage of sales	10.4%	9.8%	10.7%
Net income applicable to common shares	313.4	405.2	371.0
Net income applicable to common shares as a percentage of sales	3.3%	4.8%	4.8%

September 16, 2005

Please see the second paragraph of Management’s Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the change in net income applicable to common shares for 2004 as compared to 2003.”
***
     We hope that the foregoing is responsive to the Comment Letter. Should you have any questions or comments concerning the foregoing, please do not hesitate to contact Neal J. White at 312.984.7579, David A. Cifrino at 617.535.4034, or me at 202.756.8161 if you have any questions about this letter.
Sincerely,
Thomas P. Conaghan

cc:	Mark Cresitello, Esq., American Standard Companies Inc.
Neal J. White, Esq., MWE (Chicago)
David A. Cifrino, Esq., MWE (Boston)
Rufus Decker, Branch Chief, Division of Corporation Finance, SEC
Lesli Sheppard, Senior Staff Attorney, Division of Corporation Finance, SEC
Meagan Caldwell, Staff Accountant, Division of Corporation Finance, SEC
Tamara Brightwell, Staff Attorney, Division of Corporation Finance, SEC

September 16, 2005

Appendix A
Overview
     American Standard has three business segments: Air Conditioning Systems and Services, Bath and Kitchen and Vehicle Control Systems. The Company achieved record sales and segment income for the full year of 2004. Sales were $9.509 billion, up 11% from $8.568 billion a year ago and segment income was $984.3 million up 18% from a year ago (see previous paragraph for a reconciliation of total segment income to net income applicable to common shares). Net income applicable to common shares decreased 23% to $313.4 million in 2004 as compared to $405.2 million in 2003. The decrease was primarily caused by the 2004 charge of $307 million ($188 million net of a $119 million tax benefit) for pending and future asbestos-related claims discussed below, partially offset by favorable income tax benefits recognized in 2004 as discussed below. Earnings were $1.42 per diluted share, down 22% from $1.83 per diluted share a year ago. The Company generated $764.7 million in net cash provided by operating activities and reduced debt by $171 million to $1.508 billion. Management believes that the Company’s sales growth outperformed or was in line with most of its markets in 2004, with all segments contributing to the gain. The 18% increase in Segment Income in 2004 as compared with 2003, was driven primarily by a 41% increase in Bath and Kitchen and a 31% increase in Vehicle Control Systems. Improved volume contributed $137 million to segment income in 2004, while mix contributed $41 million. The Company realized $104 million of additional segment income in 2004 related to the Company’s Materials Management and Six Sigma initiatives and benefits from 2003 job eliminations saved the Company approximately $30 million during 2004. Segment income was also favorably impacted by the effects of foreign exchange and price improvements in Bath and Kitchen. Partially offsetting these gains were commodity cost escalations that adversely impacted segment income by $98 million, and incremental investments in new products and marketing of $61 million in 2004. 2004 segment income included $46.1 million ($31.8 million net of a $14.3 million tax benefit, or $.15 per diluted share) of operational consolidation expenses, primarily for the elimination of 1,694 jobs as compared with 2003 which included expenses of $38.9 million ($27.3 million net of an $11.6 million tax benefit, or $.12 per diluted share) for the elimination of 870 jobs as a result of streamlining actions initiated in the fourth quarter of 2003. The 2004 actions are expected to result in approximately $30 million of savings in 2005. See previous paragraph for a reconciliation of total segment income to net income applicable to common shares. Additionally, the Company expects to incur approximately $200 million in higher raw material commodity costs in 2005. These costs are expected to be significantly offset by savings from our Materials Management initiative. The reason for the decline in earnings per diluted share in 2004 as compared with 2003 was a charge of $307 million ($188 million net of a $119 million tax benefit, or $.85 per diluted share) covering estimated net payments for pending and future asbestos-related claims, which was recorded in the fourth quarter. For a detailed description of the asbestos indemnity charge, see Item 3. Legal Proceedings. The income tax provision for 2004 included a $39.2 million tax benefit ($.18 per diluted share) from the following items: $18.5 million from the resolution of tax audits, $18 million related to a reduction in withholding tax liabilities arising from a decision to not distribute the earnings of certain foreign subsidiaries and $2.7 million related to the benefit recognized on other tax items. The combined effect of the $39.2 million tax benefits that

September 16, 2005

occurred in 2004, the $119 million tax benefit related to the asbestos indemnity charge, together with other ongoing tax planning activities, reduced the effective income tax rate to 13.6% for the year. Without the $39.2 million of tax benefits discussed above and the asbestos indemnity charge and the related tax benefit, the tax rate for 2004 would have been 31%.
Results of Operations for 2004 Compared with 2003
and 2003 Compared with 2002
     Consolidated sales for 2004 were $9.509 billion, an increase of $941 million or 11% (7% excluding favorable foreign exchange translation effects), from $8.568 billion in 2003. Sales increased 7% for Air Conditioning Systems and Services, 9% for Bath and Kitchen and 27% for Vehicle Control Systems.
     Net income applicable to common shares decreased 23% to $313.4 million for the full year of 2004 as compared to $405.2 million for the full year 2003. The decrease was primarily caused by the charge recorded in 2004 of $307 million ($188 million net of a $119 million tax benefit) for pending and future asbestos-related claims, partially offset by favorable income tax benefits recognized in 2004.
     Segment income for 2004 was $984.3 million, an increase of $146.6 million, or 18% (14% excluding favorable foreign exchange translation effects), from $837.7 million in 2003. Segment income increased 7% for Air Conditioning Systems and Services, 41% for Bath and Kitchen and 31% for Vehicle Control Systems. Segment income for 2004 included $46.1 million of operational consolidation expenses, primarily for the elimination of 1,694 jobs, comprised of $7.7 million for Air Conditioning Systems and Services, $33.0 million for Bath and Kitchen and $5.4 million for Vehicle Control Systems. Segment income for 2003 included $38.9 million of expense for the elimination of 870 jobs, comprised of $8.4 million for Air Conditioning Systems and Services, $20.8 million for Bath and Kitchen and $9.7 million for Vehicle Control Systems. See the first paragraph of Management’s Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of total segment income to net income applicable to common shares.
     Consolidated sales for 2003 were $8.568 billion, an increase of $773 million, or 10% (5% excluding favorable foreign exchange translation effects), from $7.795 billion in 2002. Sales increased 5% for Air Conditioning Systems and Services, 12% for Bath and Kitchen and 28% for Vehicle Control Systems.
     Segment income for 2003 was $837.7 million, an increase of $7 million, or 1% (a decrease of 4% excluding favorable foreign exchange translation effects), from $830.8 million in 2002. Segment income increased 27% for Vehicle Control Systems, but decreased 3% for Air Conditioning Systems and Services and 10% for Bath and Kitchen. Segment income for 2003 included $38.9 million of expense for the elimination of 870 jobs, comprised of $8.4 million for

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Air Conditioning Systems and Services, $20.8 million for Bath and Kitchen and $9.7 million for Vehicle Control Systems. See the first paragraph of Management’s Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of total segment income to net income applicable to common shares.
     Following are tables showing the percentage of total sales and segment income for each of the Company’s business segments and the geographic distribution of sales and segment income.

Segment Percentages of Sales				Geographic Distribution of Sales
	2004	2003	2002		2004	2003	2002
Air Conditioning Systems and Services	56%	58%	61%	United States	50%	53%	57%
Bath and Kitchen	26%	26%	26%	Europe	33%	31%	28%
Vehicle Control Systems	18%	16%	13%	Other	17%	16%	15%

	100%	100%	100%		100%	100%	100%

Segment Percentages of Segment Income				Geographic Distribution of Segment Income
	2004	2003	2002		2004	2003	2002
Air Conditioning Systems and Services	56%	62%	65%	United States	49%	53%	67%
Bath and Kitchen	20%	17%	18%	Europe	33%	30%	23%
Vehicle Control Systems	24%	21%	17%	Other	18%	17%	10%

	100%	100%	100%		100%	100%	100%